Exhibit 1

Ahold Delhaize publishes 2016 pro forma key historical data restated for the new financial calendar of four equal quarters of 13 weeks going forward

Zaandam, the Netherlands, April 13, 2017 – Ahold Delhaize today published revised pro forma combined financial information for 2016, restated for the implementation of a new financial reporting calendar following the merger between Ahold and Delhaize Group which was completed on July 23, 2016.

Commencing with 2017 Ahold Delhaize will use a reporting calendar comprised of four equal quarters of 13 weeks.

This publication updates the quarterly 2016 pro forma information as published on October 6, 2016, November 17, 2016 and March 1, 2017 to present the quarterly breakdown of the 2016 results in line with the new quarterly calendar. This includes a restatement of the Ahold / Ahold Delhaize historical quarters to four equal quarters of 13 weeks, with the corresponding calendar change impact on the pro forma adjustments, where applicable.

The nature of the pro forma adjustments made remains the same as per the 2016 pro forma information published in 2016.

The key financial indicators on a pro forma and restated pro forma basis are summarized in the table on the next page. The detailed restated pro forma information is available on our website: www.aholddelhaize.com/en/investors/quarterly-results

Ahold Delhaize will publish its First Quarter 2017 Interim Report on May 10, 2017.

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€ million, except per share data	Pro forma (as published)

	FY’16	Q1’16	Q2’16	Q3’16	Q4’16

Net sales	62,331	17,444	14,836	14,546	15,505

Operating income	1,974	548	500	425	501

Income from continuing operations	1,078	339	317	264	158

Basic earnings per share from continuing operations	0.85	0.27	0.25	0.21	0.12

Underlying EBITDA	4,063	1,116	970	932	1,045

Underlying EBITDA margin	6.5%	6.4%	6.5%	6.4%	6.7%

Underlying operating income	2,298	621	556	513	608

Underlying operating margin	3.7%	3.6%	3.7%	3.5%	3.9%

Underlying income from continuing operations	1,486	387	358	328	413
Underlying earnings per share from continuing operations	1.17	0.30	0.28	0.26	0.32

€ million, except per share data	Pro forma (restated for new calendar)

	FY’16	Q1’16	Q2’16	Q3’16	Q4’16

Net sales	62,331	15,324	15,509	15,282	16,216

Operating income	1,974	494	503	451	526

Income from continuing operations	1,078	308	317	277	176

Basic earnings per share from continuing operations	0.85	0.24	0.25	0.22	0.14

Underlying EBITDA	4,063	995	995	981	1,092

Underlying EBITDA margin	6.5%	6.5%	6.4%	6.4%	6.7%

Underlying operating income	2,298	559	562	542	635

Underlying operating margin	3.7%	3.6%	3.6%	3.5%	3.9%

Underlying income from continuing operations	1,486	351	358	343	434
Underlying earnings per share from continuing operations	1.17	0.28	0.28	0.27	0.34

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For more information, not for publication:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaize
YouTube: @AholdDelhaize
LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of 21 strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 370,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize is listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

Cautionary notice and disclaimer

The pro forma information presented in this communication is not, and does not form part of, official (interim) accounts or reports and is prepared and published only for illustrative purposes in connection with the completed merger and to present the effect of the merger between Ahold and Delhaize. The information is not intended to revise past performance, but instead to provide a comparative basis for the assessment of current performance. The pro forma information represents a hypothetical situation and does not purport to represent what Ahold Delhaize’s actual result of operations would have been, should the merger with Delhaize actually have occurred at the beginning of Ahold’s 2015 financial year, nor are they necessarily indicative of future results of Ahold Delhaize.

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures are based on management’s current beliefs as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as will or other similar words, phrases or expressions.

This communication contains Ahold Delhaize forward-looking statements as to, among others, adjustment differences due to additions and disposals within divested store populations, the use of non-GAAP financial measures and operating metrics and changes in classifications as adjustments to underlying income in the historical results of pre-merger Ahold and Delhaize and post-merger Ahold Delhaize and in the pro forma information.

Many of the risks and uncertainties relate to factors that are beyond Ahold Delhaize’s control. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, (i) the risks that the new businesses will not be integrated successfully or that Ahold Delhaize will not realize the expected benefits from the transaction; (ii) Ahold Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; (iii) risks related to disruption of management time from ongoing business operations due to attention being required in connection with the integration; (iv) the benefits from Ahold Delhaize’s plans and strategies being less than anticipated; (v) the effect of the merger on Ahold Delhaize’s ability to retain customers, retain and hire key personnel, attract associates who are integral to the success of the business and maintain relationships with suppliers, and on their operating results and businesses generally; (vi) the effect of general economic or political conditions; (vii) Ahold Delhaize’s business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; (viii) information security, legislative and regulatory environment and litigation risks and product safety, pension plan funding, strategic projects and sustainable retailing; (ix) insurance and unforeseen tax liabilities; and (x) other factors as discussed in Ahold Delhaize’s public filings and other disclosures.

Investors and shareholders are cautioned not to place undue reliance on the forward-looking statements. Forward-looking statements speak only as of the date they are made. Ahold Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Outside the Netherlands, Koninklijke Ahold Delhaize N.V., being its registered name, presents itself under the name of “Royal Ahold Delhaize” or simply “Ahold Delhaize.”

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